FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For the month of November, 2006

CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4

Attachments:

1.   **News Release dated November 24, 2006 - Chai-Na-Ta Corp. Reports the 2006**
      Third Quarter Results
2.   **Interim Consolidated Financial Statements Nine Months Ended September 30,**
      2006
3.   **Management's Discussion and Analysis**
4.   **Certificate of Interim Filing During Transition Period – CEO**
5.   **Certificate of Interim Filing During Transition Period – CFO**

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

<p align="center">Form 20-F – [X]   Form 40-F – [ ]</p>

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

<p align="center">Yes – [   ] No – [X]</p>

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED "WILMAN WONG"

Date: November 24, 2006

Wilman Wong
Chief Financial Officer/Corporate
Secretary



Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2006 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 24, 2006 – Chai-Na-Ta Corp. (OTCBB: "CCCFF"), the world's largest supplier of North American ginseng, today announced a third quarter 2006 net loss of $2.2 million, or $0.08 per basic share, compared to a net loss of $3.8 million, or $0.16 per basic share, in the quarter ended September 30, 2005.

Revenue declined to $2.0 million in the third quarter of 2006 from $4.5 million in the prior year period.

"We began our 2006 fall harvest in October, and we anticipate a better crop than 2005," said William Zen, Chairman of the Company, "We believe that the price for ginseng root has stabilized and we anticipate a moderate improvement in 2007".

Selling, general and administrative expenses were $313,000 in the third quarter of 2006, compared to $296,000 for the same period last year. During the nine months ended September 30, 2006, selling, general and administrative expenses fell to $0.9 million from $1.1 million in the comparable 2005 period.

In the nine months ended September 30, 2006, revenue increased to $5.6 million from $4.9 million in the same period last year. The gross profit margin was 1% in the nine months ended September 30, 2006 compared to a gross profit margin of 4% in the same period last year. The net loss in the nine months of 2006 was $2.7 million, or $0.11 per basic share, compared to a net loss of $5.5 million, or $0.23 per share for the corresponding period last year.

The cash used in operations was $1.4 million for the nine months ended September 30, 2006, compared with cash used in operations of $2.0 million for the same period in 2005.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Financial Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Nine months ended September 30, 2006

(Unaudited – Prepared by Management)

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of Canadian dollars	September 30 2006	December 31 2005
	$	$
ASSETS		
Current assets		
Cash	277	43
Accounts receivable and other receivables	70	114
Inventory	1,394	7,199
Ginseng crops	8,559	6,546
Prepaid expenses and other assets	60	52
Assets held for sale	-	1,551
	10,360	15,505
Ginseng crops	16,352	12,802
Property, plant and equipment	6,032	6,589
Future income taxes	591	1,855
	33,335	36,751
LIABILITIES		
Current liabilities		
Bank indebtedness (Note 5)	4,360	6,400
Short-term borrowings (Note 6)	-	1,504
Accounts payable and accrued liabilities	520	1,448
Customer deposits	4	4
Current portion of long-term debt (Note 7)	303	1,231
	5,187	10,587
Long-term debt (Notes 7)	7,079	2,450
	12,266	13,037
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	687	585
Deficit	(18,202)	(15,455)
	21,069	23,714
	33,335	36,751

On behalf of the Board:

"William Zen"   **"Peter Leung"**

William Zen   Peter Leung
Director   Director

CHAI-NA-TA CORP.
Interim Consolidated Statements of Deficit
(Unaudited)

	Three months ended		Nine months ended	
in thousands of Canadian dollars	September 30 2006	September 30 2005	September 30 2006	September 30 2005
	$	$	$	$
Balance, beginning of period	(16,022)	(9,019)	(15,455)	(7,324)
Net loss for the period	(2,180)	(3,833)	(2,747)	(5,528)
Balance, end of period	(18,202)	(12,852)	(18,202)	(12,852)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations
(Unaudited)

	Three months ended		Nine months ended	
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars (except per share amounts)	2006	2005	2006	2005
	$	$	$	$
Revenue	1,963	4,485	5,613	4,914
Cost of goods sold	1,998	4,240	5,558	4,707
	(35)	245	55	207
Selling, general and administrative expenses	313	296	908	1,091
Interest on short-term debt	94	87	312	258
Interest on long-term debt	82	25	153	25
Write-down of inventory and crop costs (Note 10)	-	5,529	235	6,779
Write-down of assets held for sale	-	136	-	136
	489	6,073	1,608	8,289
Operating loss	(524)	(5,828)	(1,553)	(8,082)
Other income (loss)	16	(22)	70	(282)
Loss before taxes	(508)	(5,850)	(1,483)	(8,364)
Recovery for (recovery of) income taxes	1,672	(2,017)	1,264	(2,836)
LOSS FOR THE PERIOD	(2,180)	(3,833)	(2,747)	(5,528)
Basic and diluted loss per share (Note 3) $	(0.08) $	(0.16) $	(0.11) $	(0.23)
Weighted average number of shares				
used to calculate basic loss per share	27,577,001	24,299,008	25,403,679	24,299,008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended	
in thousands of Canadian dollars	September 30 2006	September 30 2005	September 30 2006	September 30 2005
	$	$	$	$
OPERATING ACTIVITIES				
Net loss	**(2,180)**	(3,833)	**(2,747)**	(5,528)
Items included in net loss not affecting cash				
(Note 11(a))	**3,668**	7,810	**6,949**	8,913
Changes in non-cash operating assets and				
Liabilities (Note 11(b))	**(1,657)**	(2,802)	**(2,081)**	(493)
Changes in non-current cash crop costs	**(1,210)**	(1,878)	**(3,552)**	(4,900)
	(1,379)	(703)	**(1,431)**	(2,008)
FINANCIAL ACTIVITIES				
Bank indebtedness	**(1,990)**	132	**(2,040)**	(441)
Short-term borrowings	**-**	-	**-**	1,565
Long-term borrowings	**3,519**	-	**3,519**	1,500
Repayment of long term debt	**(46)**	(141)	**(1,186)**	(280)
	1,483	(9)	**293**	2,344
INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(153)**	(30)	**(194)**	(152)
Proceeds from the disposition of assets held				
for sale and property, plant and equipment	**14**	-	**1,576**	-
	(139)	(30)	**1,382**	(152)
EFFECT OF EXCHANGE RATE CHANGES				
ON CASH AND CASH EQUIVALENTS	**(2)**	(8)	**(10)**	(11)
NET (DECREASE) INCREASE IN CASH	**37**	(750)	**234**	173
CASH, BEGINNING OF THE PERIOD	**314**	1,012	**43**	89
CASH, END OF THE PERIOD	**277**	262	**277**	262

Supplemental information Note 11(c)

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.   Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company experienced a significant loss for the nine months ended September 30, 2006 and the year ended December 31, 2005, due to a low selling price of ginseng, and has an accumulated deficit of $18,202,000 as at September 30, 2006. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its major shareholder and creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   Summary of significant accounting policies

a)   Interim financial statements
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company's annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2006.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

There was no stock-based compensation expenses recognized for the nine month periods ended September 30, 2006 and 2005.

b)   Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies. Actual results may differ from those estimates.

3.   Loss per common share

Loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

(in thousands except per share amounts) Three months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
September 30, 2006			
Basic and diluted	**(2,180)**	**27,577**	**(0.08)**
September 30, 2005			
Basic and diluted	(3,833)	24,299	(0.16)

(in thousands except per share amounts) Nine months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
September 30, 2006			
Basic and diluted	**(2,747)**	**25,404**	**(0.11)**
September 30, 2005			
Basic and diluted	(5,528)	24,299	(0.23)

At September 30, 2006 there were 403,300 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the three month and nine month periods ended September 30, 2006 because the effects would have been anti-dilutive.

4. Future income taxes

During the three months ended September 30, 2006, the Company established a new loan facility with a company under common control as detailed in Note 7(b). Due to the additional financing costs associated with this new loan facility, the Company determined that it was less likely than not that the future income tax assets derived from the losses carried forward of the Canadian entities would be recoverable in the short and medium-term. Therefore, the Company recorded a provision of $1,833,000 against its future income tax assets. This provision is included in the provision for income taxes on the statement of operations.

5. Bank indebtedness

The Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.25% per annum. As at September 30, 2006, the Company had drawn $4,080,000 against the operating loan and had an additional $280,000 in outstanding cheques.

6. Short-term borrowings

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 21, 2006 as detailed in Note 7(b). During the three and nine month periods ended September 30, 2006, the Company incurred $12,000 and $58,000, respectively, of interest on this debt which has been included in interest on short-term debt on the statement of operations.

7. Long-term debt

		September 30 2006	December 31 2005
		$	$
Bank term loan	(a)	190	1,208
Term loan	(b)	6,852	-
Equipment purchase loans	(c)	340	488
Revolving credit facility	(d)	-	1,985
		7,382	3,681
Less: current portion		303	1,231
		7,079	2,450

a) On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. During the three months ended March 31, 2006, two lump sum payments totalling $865,000 were made on the loan from the proceeds of assets held for sale as at December 31, 2005. The loan is repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at September 30, 2006, $190,000 is outstanding of which $120,000 will become due within the next twelve months. For the three month and nine month periods ended September 30, 2006, the Company incurred $3,000 and $14,000, respectively, of interest which has been included in interest on long-term debt on the statement of operations.

b) On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities (detailed in Notes 6 and 7(d)) and to finance the general working capital requirements of the Company. As at September 30, 2006, the Company had drawn HK$47,850,000 of the loan facility. For both the three and nine month periods ended September 30, 2006, the Company incurred $60,000 of interest which has been included in interest on long-term debt on the statement of operations with $52,000 remaining unpaid as at September 30, 2006.

c) The Company has entered into various equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. As at September 30, 2006, $340,000 is outstanding of which $183,000 will become due in the next twelve months.

d) On October 13, 2005, the Company established a revolving loan facility of HK$13,200,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 21, 2006 as detailed in Note 7(b), For the three and nine month periods ended September 30, 2006, the Company has incurred $19,000 and $79,000, respectively, of interest on this debt which has been included in interest on long-term debt on the statement of operations.

8. Share capital

In thousands	Number of Shares	Amount
		$
Common Shares		
Balance as at December 31, 2005	24,299	31,170
Preferred shares converted to common shares	10,399	7,076
Balance as at September 30, 2006	34,698	38,246
Preferred Shares		
Balance as at December 31,2005	10,399	7,076
Preferred shares converted to common shares	(10,399)	(7,076)
Balance as at September 30, 2006	-	-
		38,246

9. Stock options

Options to purchase 403,300 shares are outstanding and exercisable as at September 30, 2006 as follows:

	Number Outstanding	Number Exercisable	Exercise price ($/share)	Contractual life in years
Granted in 2003	403,300	403,300	$ 0.73	2.21

Information regarding the Company's stock options as at September 30, 2006 is summarized as follows:

	Number of shares	Exercise price range ($/share)
Outstanding as at December 31, 2005	437,600	0.73
Expired	(34,300)	0.73
Outstanding as at September 30, 2006	403,300	0.73
Exercisable as at September 30, 2006	403,300	0.73

10. Write-down of Inventory and Crop Costs

The Company recorded a write-down on inventory of $235,000 during the three month period ended June 30, 2006 to reduce the carrying value of the inventory to its estimated net realizable value.

11. Cash Flow Information

a) Items included in net loss not affecting cash

	Three months ended	
in thousands of	**September 30**	September 30
Canadian dollars	**2006**	2005
	$	$
Depreciation and amortization	**4**	14
Gain on disposal of assets held for sale and property, plant and equipment	**(14)**	-
Cost of ginseng crops sold	**1,992**	4,145
Foreign exchange (gain) loss	**14**	3
Write-down of inventory and crop costs	**-**	5,529
Write-down of assets held for sale	**-**	136
Future income taxes	**1,672**	(2,017)
	3,668	7,810

	Nine months ended	
in thousands of	**September 30**	September 30
Canadian dollars	**2006**	2005
	$	$
Depreciation and amortization	**14**	42
Gain on disposal of assets held for sale and property, plant and equipment	**(12)**	(8)
Cost of ginseng crops sold	**5,497**	4,513
Foreign exchange (gain) loss	**(49)**	287
Write-down of inventory and crop costs	**235**	6,779
Write-down of assets held for sale	**-**	136
Future income taxes	**1,264**	(2,836)
	6,949	8,913

b) Changes in non-cash operating assets and liabilities

	Three months ended	
in thousands of	**September 30**	September 30
Canadian dollars	**2006**	2005
	$	$
Accounts receivable and other receivables	**232**	(79)
Inventory	**8**	(79)
Ginseng crops	**(527)**	(611)
Prepaid expenses and other assets	**5**	13
Accounts payable and accrued liabilities	**(619)**	128
Customer deposits	**(756)**	(2,174)
	(1,657)	(2,802)

in thousands of Canadian dollars	Nine months ended	
	September 30 2006	September 30 2005
	$	$
Accounts receivable and other receivables	**42**	58
Inventory	**30**	(51)
Ginseng crops	**(1,220)**	(1,474)
Prepaid expenses and other assets	**(7)**	43
Accounts payable and accrued liabilities	**(926)**	801
Customer deposits	**-**	130
	(2,081)	(493)

c) Supplemental cash flow information

in thousands of Canadian dollars	Three months ended	
	September 30 2006	September 30 2005
	$	$
Other cash flows:		
Interest paid	**274**	105
Non-cash investing and financing activities:		
Property, plant and equipment purchases financial through		
equipment purchase loan agreements	**19**	-

in thousands of Canadian dollars	Nine months ended	
	September 30 2006	September 30 2005
	$	$
Other cash flows:		
Interest paid	**474**	273
Non-cash investing and financing activities:		
Property, plant and equipment purchases financial through		
equipment purchase loan agreements	**19**	209

12.   Segmented Information

The Company operates in one industry segment and two geographic regions.

in thousands of Canadian dollars	Three months ended	
	September 30 **2006**	September 30 2005
External revenue from operations located in:	**$**	$
Canada	**331**	463
Far East	**1,632**	4,022
	1,963	4,485
Intersegment revenue from operations located in:	**$**	$
Canada	**234**	4,314
Far East	**-**	-
	234	4,314
Net loss from operations located in:	**$**	$
Canada	**(2,209)**	(3,600)
Far East	**29**	(233)
	(2,180)	(3,833)

in thousands of Canadian dollars	Nine months ended	
	September 30 **2006**	September 30 2005
External revenue from operations located in:	**$**	$
Canada	**960**	881
Far East	**4,653**	4,033
	5,613	4,914
Intersegment revenue from operations located in:	**$**	**$**
Canada	**4,421**	5,074
Far East	**-**	-
	4,421	5,074
Net loss from operations located in:	**$**	$
Canada	**(2,703)**	(5,203)
Far East	**(44)**	(325)
	(2,747)	(5,528)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of Canadian dollars	**September 30** **2006**	September 30 2005
Long-lived assets from operations located in:	**$**	$
Canada	**22,383**	26,840
Far East	**1**	2
	22,384	26,842

Major customers:

For the three months ended September 30, 2006, revenue consisted of sales primarily to two customers, which accounted for $1,120,000 and $510,000, respectively, from the Far East geographic region (September 30, 2005 - two customers which accounted for $2,114,000 and $1,904,000, respectively, from the Far East geographic region).

For the nine months ended September 30, 2006, revenue consisted of sales primarily to three customers which accounted for $3,040,000, $989,000 and $611,000, respectively, from the Far East geographic region, and one customer which accounted for $465,000 from the Canadian geographic region (September 30, 2005 - two customers which accounted for $2,114,000 and $1,904,000, respectively, from the Far East geographic region).

13. Commitments and Guarantees

a) The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of September 30, 2006.

b) The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. The Company has also become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. While the outcome of each of these proceedings cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of these proceedings will not have a material impact on the financial condition, earnings or cash flows of the Company.

14. Subsequent Event

The major shareholder of the Company announced that it will distribute its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend to be completed on or before December 31, 2006. After the distribution, the Company will no longer have a single shareholder with a majority of the common shares and the company that provided the term loan facility as detailed in Note 7(b) will no longer be a company under common control.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine month periods ended September 30, 2006

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of November 23, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements as at September 30, 2006 and for the nine month periods ended September 30, 2006 and 2005 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles. The discussion and analysis should also be read in conjunction with the 2005 annual audited financial statements and MD&A which can be found on the Company's website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world's largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in B.C. in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company's wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices remained at low levels as ginseng buyers remained hesitant to carry large amounts of inventory. Despite this challenging environment for all ginseng growers, the Company recorded a gross margin of $55,000 on revenue of $5.6 million for the nine months ended September 30, 2006 compared to a gross margin of $207,000 on revenue of $4.9 million for the nine months ended September 30, 2005.

As a result of the thin margins on the sales of ginseng and due to the reduction allowance taken on future income tax assets, the Company recorded a net loss of $2.7 million for the nine months ended September 30, 2006. This compares to a net loss of $5.5 million for the same nine month period in the prior year.

RESULTS OF OPERATIONS

Revenue decreased to $2.0 million in the third quarter of 2006 from $4.5 million in the third quarter of the previous year and increased to $5.6 million for the nine months ended September 30, 2006 compared to $4.9 million for the nine months ended September 30, 2005. The average selling price of bulk root was $5.88 per pound for the nine months ended September 30, 2006 compared to $9.63 in the first nine months of 2005. The increase in revenue and decrease in average selling price in the first three quarters of 2006 was the result of a large volume of sales at lower prices in the current year compared to a low volume of sales of higher priced root in the previous year. The decrease in sales in the third quarter of 2006 compared to 2005 is due to the Company's decision to hold off selling its inventory during the first six months of 2005.

Cost of goods sold was 102% of sales revenue in the third quarter of 2006, compared to 95% in the previous year period and was 99% of sales revenue for the nine months ended September 30, 2006 compared to 96% for the nine months ended September 30, 2005. Cost of goods sold as a percentage of revenue is marginally higher in 2006 compared to 2005 because all of the inventory sold in 2006 had been written down to its estimated net realizable value in the prior year and thus has been selling at or near its cost.

Gross loss was 2% of sales in the third quarter of 2006 compared to a gross margin of 5% for the same period in 2005. Gross margin was 1% of sales for the nine months ended September 30, 2006 compared to a gross margin of 4% for the nine months ended September 30, 2005. The lower gross margin in 2006 was primarily from the sale of bulk roots that had been written down to their estimated net realizable value in the prior year.

For the three months ended September 30, 2006, selling, general and administrative expenses increased to $313,000 compared to $296,000 for the three months ended September 30, 2005. The increase in expenses in the third quarter was due to additional capital tax premiums arising from the Company's increased revenue and labour attributable to its Ontario operations. For the nine months ended September 30, 2006, selling, general and administrative expenses decreased to $908,000 compared to $1.1 million for the nine months ended September 30, 2005. The reduction was due to cost cutting measures implemented by the Company enacted in the first six months of 2006.

Interest on short-term debt increased to $94,000 in the third quarter of 2006 from $87,000 in the third quarter of 2005 and increased to $312,000 in the first nine months of 2006 from $258,000 in the first nine months of 2005. The increases is due to the additional $1.5 million loan from More Growth Finance Limited ("More Growth"), a company under common control, that the Company secured in the second quarter of 2005 as well

as higher interest rates on the Company's bank borrowings in 2006 due to an increase in borrowing rates.

Interest on long-term debt of $82,000 was incurred during the three months ended September 30, 2006 compared to $25,000 during the three months ended September 30, 2005 and $153,000 was incurred during the nine months ended September 30, 2006 compared to $25,000 during the nine months ended September 30, 2005. This is due to a $1.5 million non-revolving term loan from a Canadian chartered bank that was secured by the Company at the end of the second quarter of 2005 and a $2.0 million loan from More Growth secured in the fourth quarter of 2005. As well, during the third quarter of 2006, the Company established a new four year loan facility with More Growth of $8.0 million which was used to fund working capital requirements and to repay the $1.5 million short-term borrowing and $2.0 million long-term borrowing that had been established over shorter terms during 2005.

The Company recorded a write-down on inventory of $235,000 for the three months ended June 30, 2006. This write-down reduced the carrying value of specific low grade ginseng roots to their net realizable value.

The Company recorded a write-down on inventory and crop costs of $5.5 million during the three months ended September 30, 2005 to reduce the carrying value of inventory and crop costs to their estimated net realizable value. The Company recorded a write-down of $136,000 during the three months ended September 30, 2005 to reduce the carrying value of the head office site, which it had agreed to sell, to its estimated net realizable value. The Company recorded a write-down on inventory of $1.1 million for the three months ended June 30, 2005. This write-down reduced the carrying value of inventory to its estimated net realizable value. The Company recorded a provision of $111,000 on crop costs for the three months ended March 31, 2005. This provision was for costs incurred and committed to on sites that the Company decided not to plant in B.C. in 2005.

For the three months ended September 30, 2006, the provision for income taxes was $1.7 million compared to a recovery of $2.0 million for the three months ended September 30, 2005. For the nine months ended September 30, 2006, the provision for income taxes was $1.3 million compared to a recovery of $2.8 million for the nine months ended September 30, 2005. The income tax provision increased in the three and nine month periods ended September 30, 2006 due to the Company recording a valuation allowance of $1.8 million on future income tax assets. This valuation allowance was recorded in the third quarter of 2006 due to the additional long-term financing that the Company received during the quarter. This resulted in certain future income tax assets previously recognized now being less likely than not to be recovered in the foreseeable future.

For the three months ended September 30, 2006, the Company incurred a net loss of $2.2 million, or $0.08 per basic share, compared to a net loss of $3.8 million, or $0.16 per basic share for the three months ended September 30, 2005. The decrease in net loss for the three months ended September 30, 2006 was a result of the write-downs on inventory and crop costs during the prior year period. For the nine months ended September 30,

2006, the Company incurred a net loss of $2.7 million, or $0.11 per basic share, compared to a net loss of $5.5 million, or $0.23 per basic share for the corresponding period last year. The decrease in net loss for the nine months ended September 30, 2006 was a result of lower selling, general and administrative costs in the current year and the write-downs on inventory and crop costs during the prior period. The net loss in the three and nine month periods ended September 30, 2006 was mostly due to the $1.8 million provision taken against the future income tax assets of the Company.

The Company did not declare any dividends on any class of shares during the nine months ended September 30, 2006 or for any period in the previous three fiscal years ended December 31, 2005.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2004 through September 30, 2006. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company's management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

of Canadian Dollars	2006			2005				2004
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue $	1,963	2,372	1,278	912	4,485	278	151	1,079
Operating loss	(524)	(629)	(400)	(3,656)	(5,828)	(1,646)	(608)	(1,073)
Net loss	(2,180)	(355)	(212)	(2,603)	(3,833)	(1,309)	(386)	(660)
Net loss per share:								
Basic and diluted $	(0.08)	(0.01)	(0.01)	(0.10)	(0.16)	(0.05)	(0.02)	(0.03)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The change in sales pattern in 2005 was mainly due to the strengthening of the Canadian dollar relative to the currencies used by the Company's customers, who deferred purchasing decisions, as well as by the Company's decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales of the 2004 harvest until the price of ginseng stabilized.

The net loss in the third quarter of 2006 included a $1.8 million valuation allowance against future income tax assets. The net loss in the second quarter of 2006 included a $235,000 write-down on inventory. The net loss in the fourth quarter of 2005 included a $3.2 million write-down on inventory and a $110,000 write-down of assets held for sale.

The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5.5 million and a $136,000 write-down of assets held for sale. The net loss in the second quarter of 2005 included a write-down of $1.1 million on inventory. The net loss in the first quarter of 2005 included a provision of $111,000 on crop costs incurred for cancelled sites in British Columbia. The net loss in the 2004 fourth quarter included a write-down of $600,000 on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash used in operations was $1.4 million for the three months ended September 30, 2006, compared with $703,000 for the same period in 2005. The increase in cash used for the three months ended September 30, 2006 was due to fewer sales in the current year period. The cash used in operations was $1.4 million for the nine months ended September 30, 2006, compared with $2.0 million for the same period in 2005. The decrease in cash used in operations was due to the decrease in crop cost expenditures in the first nine months of the current year compared to the same period in the prior year.

Current and non-current crop cost expenditures before depreciation and interest totalled $1.7 million in the third quarter of 2006 compared to $2.5 million in the third quarter of 2005. Current and non-current crop cost expenditures before depreciation and interest totalled $4.8 million in the first nine months of 2006 compared to $6.4 million in the first nine months of 2005. The decrease in expenditures on crop costs in the current year was a result of cost saving measures enacted by management and due to fewer total acres under cultivation compared to the prior year.

The Company's cash as at September 30, 2006 was $277,000 compared to a balance of $43,000 at December 31, 2005, an increase of $234,000.

The working capital position of the Company at September 30, 2006 was a surplus of $5.2 million compared to $4.9 million at December 31, 2005. The working capital of the Company decreased in the first two quarters of 2006 because the Company used cash from the sales of inventory to fund the maintenance costs of long-term ginseng crops and due to the $2.0 million loan from More Growth becoming current during the second quarter. However, in the third quarter of 2006 the working capital of the Company increased due to a new $8.0 million loan facility that the Company received from More Growth with a term of four years. The purpose of the loan was to fund working capital requirements and to re-finance existing short-term debt.

As of September 30, 2006, the Company had drawn $4.4 million, including $280,000 in outstanding cheques, of the available $5.0 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $82,000 on the demand loan for the three months ended September 30, 2006 and $254,000 of interest for the nine months ended September 30, 2006 which has been included in interest on short-term debt on the statement of operations.

During the prior year, the Company secured and fully drew a $1,500,000 non-revolving term loan bearing interest at prime plus 1.5% per annum for three years from the same Canadian chartered bank with $190,000 outstanding as at September 30, 2006. The term loan is secured by specific property of the Company including those that were classified as current assets held for sale at December 31, 2005 and sold in the first quarter of 2006. The portion of the loan related to securing these two properties were repaid upon their disposition. The Company incurred interest of $3,000 on the loan for the three months ended September 30, 2006 and $14,000 of interest for the nine months ended September 30, 2006 which has been included in interest on long-term debt on the statement of operations.

During 2005, the Company established a revolving loan facility of HK$10.0 million (approximately $1.5 million) from More Growth that was unsecured and bore interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company incurred interest of $12,000 on the loan for the three months ended September 30, 2006 and $58,000 of interest for the nine months ended September 30, 2006 which has been included in interest on short-term debt on the statement of operations. The loan was repaid with proceeds from the new loan agreement with More Growth on August 21, 2006.

Also during 2005, the Company secured an additional HK$13.2 million (approximately $2.0 million) from More Growth. The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007. The Company incurred interest of $19,000 on the loan for the three months ended September 30, 2006 and $79,000 of interest for the nine months ended September 30, 2006 which has been included in interest on long-term debt on the statement of operations. The loan was repaid with proceeds from the new loan agreement with More Growth on August 21, 2006.

On August 18, 2006, the Company accepted a new four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth to finance the general working capital requirements of the Company and to repay the existing HK$23.2 million (approximately $3.5 million) loans which are repayable within the next year as noted above. These loans are unsecured and bear interest at 1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). As at September 30, 2006, the Company had drawn HK$47.9 million (approximately $7.0 million) of the facility. The company incurred interest of $60,000 for the three and nine month periods ended September 30, 2006.

On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares would be suspended from trading at the close of trading on March 31, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company's common shares still trade on the NASDAQ Over the Counter Bulletin Board. The delisting of the Company's common shares from the Toronto Stock Exchange limits the Company's ability to raise capital through the issuance of equity in the future.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at September 30, 2006, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations (Stated in Canadian Dollars)	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt (1)	$ 7,382,026	$ 303,043	$ 227,088	$ 6,851,895	$ -
Operating leases (2)	293,392	116,573	140,662	36,157	-
Agricultural land leases (3)	930,761	555,894	356,688	18,179	-
Total Contractual Obligations	$ 8,606,179	$ 975,510	$ 724,438	$ 6,906,231	$ -

(1)   Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 1.5% per annum, the HK$54.7 million loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum.

(2)   Operating leases comprise of the Company's long-term leases of equipment, office facilities and vehicles.

(3)   Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

- The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of September 30, 2006;

- The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years.

The cost of maintaining these crops is financed through the sale of inventory, available bank borrowings and the current related party borrowings;

- The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company; and

- The Company has become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

During 2005, the Company established a two revolving loan facilities of HK$10.0 million (approximately $1.5 million) and HK$13.2 million (approximately $2.0 million) from More Growth both of which were repaid upon the Company receiving the new loan facility on August 18, 2006.

The major shareholder of the Company announced that it will distribute its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend to be completed on or before December 31, 2006. After the distribution, the Company will no longer have a single shareholder with a majority of the common shares and More Growth, the company that provided the term loan facility detailed above, will no longer be a company under common control.

OUTSTANDING SHARE DATA AS AT NOVEMBER 23, 2006

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares, Series 1	21,000,000
Issued and Outstanding	
Common Shares	34,698,157
Preferred Shares, Series 1	0
Options Outstanding	403,300

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company's financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management's best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management's expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company's assumptions reflect management's best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the

consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above. As disclosed earlier, management has determined that a valuation allowance of $1.8 million against future income tax assets is required at this time and has included this allowance in the provision for income taxes on the statement of operations. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Company is still assessing the impact that the adoption of this standard will have on the Company's consolidated financial statements.

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 which replaces Section 1650. This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050. This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of

this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The Company is still assessing the impact that the adoption of this standard will have on the Company's consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855. This Section establishes standards for when and how hedge accounting may be applied. The adoption of these standards is not expected to have a significant impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company's revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company's customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company's long-term debt is denominated in United States and Hong Kong dollars. A minor portion of the Company's revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People's Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004. As a result, the Company anticipates that there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company

does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People's Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar. The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies. However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth, a company under common control, are not readily determinable due to the related party nature of such loans.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company's revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company's significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company's ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company's business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The Company does not use derivative instruments to mitigate this risk.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvest in 2008.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings
Form 52-109F2

I, **Peter Leung, Chief Executive Officer of Chai-Na-Ta Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and interim Filings) of **Chai-Na-Ta Corp.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: November 23, 2006

"Peter Leung"

_____

Peter Leung
Chief Executive Officer
Chai-Na-Ta Corp.

I, **Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and interim Filings) of **Chai-Na-Ta Corp.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings; and

    The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

Date: November 23, 2006

"Wilman Wong"
_____

Wilman Wong
Chief Financial Officer
Chai-Na-Ta Corp.